UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1997.


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 for the transition period from __________________ to
     ____________________.



                         Commission file number: 1-6179





                               THIOKOL CORPORATION
                             RETIREMENT SAVINGS AND
                                 INVESTMENT PLAN





                            CORDANT TECHNOLOGIES INC.
                  2475 Washington Blvd., Ogden, Utah 84401-2398

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


Audited Financial Statements

December 31, 1997 and 1996










Report of Independent Auditors............................................1

Statements of Net Assets Available for Benefits...........................2

Statements of Changes in Net Assets Available for Benefits................3

Notes to Financial Statements.............................................4

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN



                         Report of Independent Auditors


Compensation Committee
of the Board of Directors
Cordant Technologies Inc. (formerly Thiokol Corporation)

We have audited the accompanying statements of net assets available for benefits of the Thiokol Corporation Retirement Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

Salt Lake City, Utah
May 8, 1998

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                               December 31
                                                           1997           1996
                                                       ------------   ------------
ASSETS
      Investments, at fair value - Note C
          Fixed Income Fund                            $144,438,172   $151,694,719
          Government Securities Fund                      4,237,775      4,327,067
          Balanced Fund                                  28,689,472     22,325,299
          Equity Index Fund                             107,359,441     78,075,858
          International Equity Fund                      11,565,497     11,226,393
          Aggressive Equity Fund                         13,160,704     12,225,414
          Thiokol Corporation Stock Fund                 50,614,820     25,804,218
                                                       ------------   ------------

                             TOTAL INVESTMENTS          360,065,881    305,678,968


      Loans to participants                              18,099,598     18,654,151
      Accrued income receivable                           1,573,071        693,665
                                                       ------------   ------------

                                  TOTAL ASSETS          379,738,550    325,026,784


LIABILITIES
      Administrative expenses payable                        66,121         71,501
                                                       ------------   ------------

                          NET ASSETS AVAILABLE
                                  FOR BENEFITS         $379,672,429   $324,955,283
                                                       ============   ============


See notes to Financial Statements.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       Year Ended December 31
                                                         1997             1996
                                                   -------------    -------------

Contributions and investment income
      Company contributions                        $   4,845,885    $   5,087,618
      Participant contributions                       14,841,422       15,268,833
      Rollover contributions                             455,142          542,942
      Dividend income                                  1,389,591        2,710,576
      Interest income                                 11,186,841       10,237,856
                                                   -------------    -------------

                       TOTAL CONTRIBUTIONS AND
                             INVESTMENT INCOME        32,718,881       33,847,825


Net gain on sale of plan assets - Note D              15,768,058       11,167,579
Net unrealized appreciation in fair
      value of investments - Note C                   36,001,929       10,447,953
Participant payments                                 (29,376,838)     (30,956,489)
Administrative expenses                                 (555,988)        (444,005)
Plan transfers                                           161,104          (21,660)
                                                   --------------   -------------

                                  NET INCREASE        54,717,146       24,041,203


Net assets available for benefits at
      beginning of year                              324,955,283      300,914,080
                                                   --------------   -------------

                      NET ASSETS AVAILABLE FOR
                       BENEFITS AT END OF YEAR     $ 379,672,429    $ 324,955,283
                                                   ==============   =============


See notes to Financial Statements.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN



NOTES TO FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES


General:
--------

All investments of the Thiokol Corporation Retirement Savings and Investment Plan (the Plan) are held in the Thiokol Corporation Master Savings Trust (the Trust) by The Northern Trust Company (the Trustee). The Trustee invests the assets of three employee retirement savings and investment plans of Thiokol Corporation (the Company) pursuant to instructions provided to it by the investment managers. The investment managers are appointed by the Compensation Committee of the Thiokol Board of Directors.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the Net Asset Value (NAV) at an annual rate of fifteen one hundredths of one percent. All other Plan administrative and general expenses are paid by the Company.

Investments:
------------

There are seven investment options and one employee loan option under the Plan. Investment options are: the Fixed Income Fund, the Government
Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Thiokol Corporation Stock Fund.

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity Funds provide the unit value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Income and Government Securities Funds are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, such as the adjustment on the stated interest rate for the Fixed Income and Government Securities Funds. Actual results could differ from those estimates.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing a historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All regular domestic employees of the Company are eligible to participate in the Plan. Employees covered by a collective bargaining agreement and Huck International domestic employees participate in other plans.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE B - DESCRIPTION OF THE PLAN

Participation in the Plan is voluntary. Participants may make contributions to the Plan for any whole percentage up to a maximum of 17% of base pay subject to limitations imposed by Federal Tax Regulations. The Company contributes an amount equal to 50% of the participants' base pay up to 6%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Income Fund:
------------------

This fund is managed by Connecticut General Life Insurance Company (CIGNA) under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 6.35% for 1997, and 5.50% and 5.75% for the first and second halves of 1996 respectively. The average yield for the fund was 6.35% and 5.63% for 1997 and 1996 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of CIGNA.

Government Securities Fund:
---------------------------
This fund is managed by Metropolitan Life Insurance Company (MetLife) under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association fixed income securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The stated annual rate of return was 5.85% for 1997, and 5.00% and 5.25% for the first and second halves of 1996 respectively. The average yield for the fund was 5.85% and 5.13% for 1997 and 1996 respectively.

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of MetLife.

Balanced Fund:
--------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

Equity Index Fund:
------------------

This fund is managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

International Equity Fund:
--------------------------

This fund is managed by the investment management firm of Rowe Price -Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio managers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Aggressive Equity Fund:
-----------------------

This fund is managed by the investment management firms of Peregrine Capital Management and Provident Investment Counsel. They began management of the fund on November 1, 1996, replacing Target Investors, Inc. (Target). The Company terminated its relationship with Target due to less than expected investment returns. During November 1996, the Target fund was liquidated and transferred to the two new managers. As a result of the transfer, the fund under Target realized a net loss of $987,750, and the fund under the new managers recognized a realized gain of $641,174 resulting in a net realized loss of $346,576 for 1996 (See Note D).

This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early stage of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Thiokol Corporation Stock Fund:
-------------------------------

This fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value.

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS


During 1997 and 1996, the unrealized appreciation (depreciation) of the Plan's investments was as follows:



                                                         Appreciation
                                                        (Depreciation)
                                                        in Fair Value
                                                      During the Period    Fair Value          Cost
                                                      -----------------   -------------   -------------
December 31, 1997:

    Fair value as determined by
       redemption or contract value:
          Fixed Income Fund                           $          --       $ 144,438,172   $ 144,438,172
          Government Securities Fund                             --           4,237,775       4,237,775
    Fair value as determined by quoted market prices:
          Balanced Fund                                   1,808,822          28,689,472      24,465,668
          Equity Index Fund                              20,654,398         107,359,441      66,499,787
          International Equity Fund                        (833,617)         11,565,497      11,317,447
          Aggressive Equity Fund                           (188,934)         13,160,704      13,684,364
          Thiokol Corporation Stock Fund                 14,561,260          50,614,820      27,011,956
                                                      -------------       -------------   -------------
                                                      $  36,001,929       $ 360,065,881   $ 291,655,169
                                                      =============       =============   =============
December 31, 1996:

    Fair value as determined by
       redemption or contract value:
          Fixed Income Fund                           $        --         $ 151,694,719   $ 151,694,719
          Government Securities Fund                           --             4,327,067       4,327,067
    Fair value as determined by quoted market prices:
          Balanced Fund                                   1,334,762          22,325,299      19,926,772
          Equity Index Fund                               7,636,373          78,075,858      57,748,582
          International Equity Fund                         646,356          11,226,393      10,172,019
          Aggressive Equity Fund                           (326,185)         12,225,414      12,564,827
          Thiokol Corporation Stock Fund                  1,156,647          25,804,218      16,935,126
                                                      -------------       -------------   -------------
                                                      $  10,447,953       $ 305,678,968   $ 273,369,112
                                                      =============       =============   =============


THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                               Year Ended December 31, 1997
                                                     -----------------------------------------------
                                                         Fixed           Gov't
                                                        Income           Sec.           Balanced
                                                         Fund           Fund              Fund
                                                    -------------    -------------   --------------
Contributions and investment
      income:
      Company contributions                        $   1,941,813    $      51,733    $     474,114
      Participant contributions                        5,762,142          162,756        1,490,283
      Rollover contributions                             156,877           16,589           39,194
      Dividend income                                       --               --            908,428
      Interest income                                 10,090,165          261,102          117,954
                                                   --------------   --------------   --------------

                       TOTAL CONTRIBUTIONS AND
                             INVESTMENT INCOME        17,950,997          492,180        3,029,973

Net gain on sale of plan assets                             --               --          2,222,175
Net unrealized appreciation
      (depreciation) in fair value of
      investments                                           --               --          1,808,822
Participant payments                                 (18,380,913)        (204,343)      (1,376,824)
Administrative expenses                                 (230,690)          (6,560)         (41,095)
Plan transfers                                            29,822             --             26,279
Participant transfers                                 (8,044,329)        (330,710)       2,599,784
                                                   --------------   --------------   --------------

                       NET (DECREASE) INCREASE        (8,675,113)         (49,433)       8,269,114

Net assets available for benefits
      at beginning of year                           160,949,060        4,452,613       23,592,014
                                                   --------------   --------------   --------------

                      NET ASSETS AVAILABLE FOR
                       BENEFITS AT END OF YEAR     $ 152,273,947    $   4,403,180    $  31,861,128
                                                   ==============   ==============   ==============


THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND


                                                                 Year Ended December 31, 1997
                                       ---------------------------------------------------------------------------------
                                         Equity            Int'l          Aggressive         Company
                                         Index             Equity           Equity            Stock
                                          Fund             Fund             Fund              Fund              Total
                                       -------------    -------------    -------------    -------------    -------------

Contributions and investment
      income:
      Company contributions            $   1,364,586    $     256,850    $     275,984    $     480,805    $   4,845,885
      Participant contributions            4,282,909          822,257          861,418        1,459,657       14,841,422
      Rollover contributions                 184,083           14,448           31,053           12,898          455,142
      Dividend income                            602           27,267           15,618          437,676        1,389,591
      Interest income                        356,441           54,654           75,943          230,582       11,186,841
                                       -------------    -------------    -------------    -------------    -------------

          TOTAL CONTRIBUTIONS AND
                INVESTMENT INCOME          6,188,621        1,175,476        1,260,016        2,621,618       32,718,881

Net gain on sale of plan assets            5,564,131        1,215,706        1,310,337        5,455,709       15,768,058
Net unrealized appreciation
      (depreciation) in fair value of
      investments                         20,654,398         (833,617)        (188,934)      14,561,260       36,001,929
Participant payments                      (5,806,628)        (604,028)        (603,210)      (2,400,892)     (29,376,838)
Administrative expenses                     (176,519)         (19,785)         (19,365)         (61,974)        (555,988)
Plan transfers                                75,875           21,476           20,448          (12,796)         161,104
Participant transfers                      2,733,787         (999,905)      (1,040,499)       5,081,872             --
                                       -------------    -------------    -------------    -------------    -------------

          NET (DECREASE) INCREASE         29,233,665          (44,677)         738,793       25,244,797       54,717,146

Net assets available for benefits
      at beginning of year                82,610,948       12,317,367       13,427,435       27,605,846      324,955,283
                                       -------------    -------------    -------------    -------------    -------------

         NET ASSETS AVAILABLE FOR
          BENEFITS AT END OF YEAR      $ 111,844,613    $  12,272,690    $  14,166,228    $  52,850,643    $ 379,672,429
                                       =============    =============    =============    =============    =============


THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                Year Ended December 31, 1996
                                              ------------------------------------------------------------
                                                    Fixed                Gov't
                                                    Income                Sec.                Balanced
                                                     Fund                Fund                   Fund
                                              -----------------     -----------------    -----------------
Contributions and investment
      income:
      Company contributions                    $  2,264,600           $   57,800           $   450,653
      Participant contributions                   6,536,539              178,897             1,414,081
      Rollover contributions                        228,688                    -                67,198
      Dividend income                                    -                     -               699,042
      Interest income                             9,220,567              233,686               111,110
                                               ------------           -----------          ------------
                    TOTAL CONTRIBUTIONS AND
                          INVESTMENT INCOME      18,250,394              470,383             2,742,084

Net gain (loss) on sale of plan assets                    -                    -               696,968
Net unrealized appreciation
      (depreciation) in fair value of
      investments                                         -                    -             1,334,762
Participant payments                            (21,617,565)            (690,793)           (1,149,620)
Administrative expenses                            (230,683)              (6,537)              (30,096)
Plan transfers                                      (40,357)                   3                    51
Participant transfers                            (9,201,847)             (32,287)            3,321,599
                                               ------------           -----------          ------------

                    NET (DECREASE) INCREASE     (12,840,058)            (259,231)            6,915,748

Net assets available for benefits
      at beginning of year                      173,789,118            4,711,844            16,676,266
                                               -------------          -----------          ------------

                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR   $160,949,060           $4,452,613           $23,592,014
                                               =============          ===========          ============



THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                        Year Ended December 31, 1996
                                       ---------------------------------------------------------------------------------
                                          Equity            Int'l          Aggressive        Company
                                          Index            Equity            Equity           Stock
                                           Fund             Fund              Fund            Fund             Total
                                       -------------    -------------    -------------    -------------    -------------
Contributions and investment
     income:
     Company contributions             $   1,317,795    $     250,693    $     320,403    $     425,674    $   5,087,618
     Participant contributions             4,100,772          800,488        1,005,347        1,232,709       15,268,833
     Rollover Contributions                  176,901           12,850           39,043           18,262          542,942
     Dividend income                       1,335,591          185,401           74,033          416,509        2,710,576
     Interest income                         342,901           61,105           86,676          181,811       10,237,856
                                       -------------    -------------    -------------    -------------    -------------
             TOTAL CONTRIBUTIONS AND
                   INVESTMENT INCOME       7,273,960        1,310,537        1,525,502        2,274,965       33,847,825

Net gain (loss) on sale of plan assets     5,243,406          577,571         (346,576)       4,996,210       11,167,579
Net unrealized appreciation
     (depreciation) in fair value of
     investments                           7,636,373          646,356         (326,185)       1,156,647       10,447,953
Participant payments                      (4,801,836)        (550,314)        (515,729)      (1,630,632)     (30,956,489)
Administrative expenses                     (106,176)         (15,065)         (17,674)         (37,774)        (444,005)
Plan transfers                                10,556               36               36            8,015          (21,660)
Participant transfers                      1,209,568        2,668,506        1,814,990          219,471             --
                                       -------------    -------------    -------------    -------------    -------------

             NET (DECREASE) INCREASE      16,465,851        4,637,627        2,134,364        6,986,902       24,041,203

Net assets available for benefits
     at beginning of year                 66,145,097        7,679,740       11,293,071       20,618,944      300,914,080
                                       -------------    -------------    -------------    -------------    -------------

            NET ASSETS AVAILABLE FOR
             BENEFITS AT END OF YEAR   $  82,610,948    $  12,317,367    $  13,427,435    $  27,605,846    $ 324,955,283
                                       =============    =============    =============    =============    =============


RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.

NOTE F -  QUARTERLY NET ASSET VALUE INFORMATION

The NAV of each fund was established at $10.00 on January 1, 1995. A participant's fund balance is computed by multiplying the NAV by the number of units owned. The investment fund NAV at the end of each quarter for 1997 and 1996 was as follows:


                                          March 31          June 30         Sept 30           Dec 31
                                       ---------------   -------------   -------------    -------------
Calendar Year 1997

      Fixed Income Fund                 $ 11.2903         $ 11.4647        $ 11.6437         $ 11.8256
      Government Securities Fund          11.1744           11.3336          11.4969           11.6625
      Balanced Fund                       14.8108           16.4264          17.7097           17.7295
      Equity Index Fund                   17.2947           20.3152          21.8366           22.4551
      International Equity Fund           12.9622           14.5394          14.4370           13.3608
      Aggressive Equity Fund               9.3690           10.9900          12.7147           11.5949
      Thiokol Corporation Stock Fund      19.3789           24.3948          29.8851           28.2672

Calendar Year 1996

      Fixed Income Fund                 $ 10.6708         $ 10.8135        $ 10.9622         $ 11.1209
      Government Securities Fund          10.6097           10.7396          10.8787           11.0196
      Balanced Fund                       13.1734           13.4550          13.7435           14.6521
      Equity Index Fund                   14.4606           15.0990          15.5518           16.8403
      International Equity Fund           11.8484           12.3096          12.3838           12.9706
      Aggressive Equity Fund              10.4971           10.8888          10.4508           10.5032
      Thiokol Corporation Stock Fund      15.5724           14.0127          16.5682           15.7884


RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE G - YEAR 2000 (UNAUDITED)

The Plan is dependent on information systems controlled and maintained by the Company and third party service providers. The Company and the third party service providers have indicated their systems are Year 2000 compliant or they expect their systems to be Year 2000 compliant by March 31, 1999. The Company and the third party service providers bear all costs associated with becoming Year 2000 compliant. No material impact to the Plan is anticipated from Year 2000 issues.

NOTE H - SUBSEQUENT EVENTS

On January 22, 1998, the Company's Board of Directors declared a two-for-one stock split in the form of a stock dividend payable March 13, 1998, for each stockholder of record on February 27, 1998. The Company Stock Fund is valued in units, rather than shares, and therefore the split will not impact the number of units or the value allocated to the participants accounts. The NAV is also unaffected by the stock split.

On May 5, 1998, Thiokol Corporation announced effective immediately the change of the corporate name to Cordant Technologies Inc. During 1998, the plan name will be changed to Cordant Technologies Inc. Retirement Savings and Investment Plan.

                                  Exhibit

                      Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated May 8, 1998, with respect to the financial statements of the Thiokol Corporation Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                                      /s/ Ernst & Young LLP




Salt Lake City, Utah
June 25, 1998

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       THIOKOL CORPORATION
                                       RETIREMENT SAVINGS AND
                                       INVESTMENT PLAN




Date:  June 29, 1998                   /s/Richard L. Corbin
                                       ------------------------------------
                                       Richard L. Corbin
                                       Senior Vice President and
                                       Chief Financial Officer for the Plan
                                       Administrative Committee